Exhibit 11.1

STANFORD MANAGEMENT LTD.

Statement re: Computation of Share Earnings

Stanford has 2,358,500 common shares outstanding as at February 28, 2006 (*)

Accumulated loss as at February 28, 2006                      $ 190,606

Loss per share - based on outstanding shares                        $ 0,0808

(*) There have been no shares issued since February 28, 2006